Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-132936-14
July 1, 2008

Subscription until July 25, 2008

STRUCTURED PRODUCTS

Market Neutral Barrier ProNotes® ‘M-ProNotes’ ¡ Linked to the: S&P 500® Index ¡ 100% Principal Protection | 100% Upside Participation & 100% Absolute Downside Participation, subject to barriers	Offering Period Closes on: July 25, 2008

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities.  Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the preliminary pricing supplement subject to completion dated July 1, 2008, product supplement dated July 1, 2008, prospectus supplement dated March 24, 2008 and prospectus dated March 29, 2007 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.  You should, in particular, review the “Investment Considerations” section herein, the “Selected Risk Considerations” section of the preliminary pricing supplement, the “Risk Factors” section of the product supplement and the Risk Factors referred to in the prospectus supplement, which set forth a number of risks related to the securities.  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the preliminary pricing supplement at: http://www.sec.gov/Archives/edgar/data/1053092/000104746908007944/a2186667z424b2.htm

Indicative Terms, July 1, 2008 (Subject to Change)

M-PRONOTES OVERVIEW

M-ProNotes®  (or “ProNotes” or “securities” ) allow investors to receive at maturity 100% principal protection plus positive participation in both directions in the performance of the Reference Index, subject to the Reference Index never reaching the Upper Barrier or Lower Barrier. If the Reference Index reaches either Barrier, investors are returned only the principal amount of the securities at maturity.

INDICATIVE PRODUCT TERMS:		RELEVANT DATES:
Issuer:	Credit Suisse, Nassau Branch	Trade Date:	July 25, 2008
CUSIP / ISIN:	22546ECG7 / US22546ECG70	Settlement Date:	July 31, 2008
Distributor:	Credit Suisse Securities (USA) LLC	Observation Period:	The first index business day immediately
Aggregate Amount:	USD TBD		following the Trade Date to and including the
Denomination:	Minimum initial purchase of U.S. $1,000 per		Valuation Date.
	ProNote and integral multiples of U.S. $1,000	Valuation Date:	July 27, 2009
	thereafter	Maturity Date:	July 31, 2009, subject to postponement if a
Principal Protection:	100.00% at maturity		market disruption event occurs on the Valuation Date
Reference Index:	S&P 500® Index (Bloomberg Ticker: SPX)
Initial Level:	The official closing level of the Reference Index
on the Trade Date
Final Level:	The official closing level of the Reference Index
on the Valuation Date
Upper Barrier:	116% – 118% of the Initial Level, set on
Trade Date
Lower Barrier:	82% – 84% of the Initial Level, set on Trade
Date
Absolute Return:	If during the Observation Period the Index Level
never closes at or above the Upper Barrier or at
or below the Lower Barrier, the Absolute Return
will equal:

(a) If the Final Level > Initial Level:
¡ Final Level – Initial Level / Initial Level

(b) If the Final Level < Initial Level:
¡ Initial Level – Final Level / Initial Level

Otherwise the Absolute Return will equal: Zero
Redemption Amount at Maturity:	For each $1,000 principal amount of the ProNotes, on the Maturity Date, a holder will receive an amount in cash equal to $1,000 multiplied by (1+ the Absolute Return).

Offering Period:	Closes on July 25, 2008

Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com

STRUCTURED PRODUCTS

PRODUCT SNAPSHOT

Who Should Invest in the M-ProNotes®?

    Investors who are uncertain on the direction of the Reference Index and are looking to benefit from 100% principal protection and positive participation in both bullish and bearish markets (absolute returns), subject to the Barriers.

    Investors receive 100% upside participation and 100% downside absolute participation over a short-term time frame as long as the Index remains within the Barriers during the term of the investment; otherwise investors receive back only their initial investment.

Hypothetical Best Case Scenario:

    In the event that the Reference Index either appreciates or depreciates without reaching or breaching the Upper Barrier or Lower Barrier during observation period, investors will receive their initial investment plus an absolute return on 100% of any appreciation of the Reference Index or 100% of the absolute value of any depreciation of the Reference Index.

Hypothetical Worst Case Scenario:

    In the event that the Reference Index reaches or breaches either the Upper Barrier or Lower Barrier during the observation period, investors will only receive their initial investment.  The return of only the principal amount may not be enough to compensate investors for any loss in value due to inflation and other factors relating to the value of money over time.

*Hypothetical scenarios are neither indicators nor guarantees of future performance of the Reference Index or the Securities.  Actual results will vary, perhaps materially, from the hypothetical analysis.

Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com

Investment Considerations

A purchase of the ProNotes involves risks.  This section summarizes certain additional risks relating to the ProNotes.  We urge you to read the following information about these risks, together with the information in the preliminary pricing supplement subject to completion dated July 1, 2008, product supplement dated July 1, 2008, prospectus supplement dated March 24, 2008 and prospectus dated March 29, 2007 before investing in the ProNotes.

Credit Suisse will not pay interest on the ProNotes.  You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the Redemption Amount at maturity is linked to the performance of the Reference Index and will depend on whether the Reference Index closes at or above the Upper Barrier or at or below the Lower Barrier during the Observation Period and on the magnitude of the Absolute Return.  You will receive only the principal amount of your ProNotes at maturity if the Absolute Return is zero, which will be the case if the Reference Index closes at or above the Upper Barrier or at or below the Lower Barrier during the Observation Period or if the Initial Level is equal to the Final Level.  The return of only the principal amount of your ProNotes at maturity may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

An investment in the ProNotes is not the same as an investment in the stocks underlying the Reference Index or a security directly linked to the Reference Index. The payment of dividends on the stocks which comprise, or underlie, the Reference Index has no effect on the calculation of the index level for the Reference Index.  Therefore, the return on your investment based on the percentage change in the Reference Index is not the same as the total return based on the purchase of those underlying stocks held for a similar period.

Your return on the securities is limited by the Upper Barrier and the Lower Barrier. Your investment in the securities may not perform as well as an investment in a security with a return based solely on the performance of the Reference Index. The Upper Barrier and the Lower Barrier limit your ability to benefit from any appreciation or decline of the Reference Index level beyond the Upper Barrier or Lower Barrier.  If the Reference Index closes at or above the Upper Barrier or at or below the Lower Barrier during the Observation Period, the return on the securities will not be determined by reference to the performance of the Reference Index even though the Final Level may reflect significant appreciation or depreciation from the Initial Level. In such case, you will receive only the principal amount of your securities at maturity.

There may be little or no secondary market for the ProNotes.  The ProNotes will not be listed on any securities exchange.  We cannot assure you that a secondary market for the ProNotes will develop.  Credit Suisse Securities (USA) LLC (“CSSU”) currently intends to make a market in the ProNotes, although it is not required to do so and may stop making a market at any time.  If you have to sell your securities prior to maturity, you may have to sell them at a substantial loss.

The market price of the ProNotes may be influenced by many unpredictable factors. Many factors, most of which are beyond our control, will influence the value of the ProNotes and the price at which CSSU may be willing to purchase or sell the ProNotes in the secondary market, including:

•	Whether the Reference Index had closed at or above the Upper Barrier or at or below the Lower Barrier.

•	The current level of the Reference Index.

•	Interest and yield rates in the market.

•	The volatility of the Reference Index.

•

Economic, financial, political and regulatory or judicial events that affect the securities underlying the reference indices or stock markets generally and which may affect the level of the Reference Index.

•	The time remaining to the maturity of the ProNotes.

•	The dividend rate on the stocks underlying the Reference Index.

•	Credit Suisse’s creditworthiness.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity.  The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

You have no recourse to the index sponsors or to the issuers of the stocks comprising the Reference Index. You will have no rights against Standard & Poor’s Corporation, as the sponsor of the Reference Index, or against any issuer of a stock comprising the Reference Index. The ProNotes are not sponsored, endorsed, sold or promoted by the index sponsor or any such issuer.

© 2008 Credit Suisse and/or its affiliates.  All rights reserved.

Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com